(1) The global financial crisis has weakened Taiwan’s security markets along with overall semiconductor industry demand. As a result, for the last six months, a portion of financial asset holdings of the company has had a monthly average closing price below the original cost of purchase. Following the impairment test pursuant to ROC SFAS No. 34, the company has decided to use Sept. 30th as the evaluation date to recognize an other-than-temporary impairment loss on the difference in amounts between the market price and the original cost of purchase on such assets, totaling approximately NTD3.22 billion. Within this figure includes an NTD2.66 billion loss from holdings of SiS, NTD236 million loss from holdings of KYEC, and NTD200 million loss from holdings of SpringSoft.
(2) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.
(3) All figures are unaudited, and have not yet been reviewed by an independent accountant.